October 30, 2019

VIA EDGAR Securities and Exchange Commission

Division of Corporation Finance 100 F Street, N.E.

Washington, D.C. 20549

Re: Hoverink Biotechnologies, Inc. Registration Statement on Form S-1 Filed on DEC 20 2018

Ladies and Gentlemen: Hoverink Biotechnologies, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate request to withdraw Form S-1 which was filed on 12/20/2018. We hereby request to to withdraw the registration statement Form (S-1) together with all exhibits and amendments to each registration statement thereto (collectively, the “Registration Statement”).

Should you have any questions, please contact Debbie Carter at info@hoverink.net.

Hoverink Biotechnologies, Inc.

By:	/s/ Debbie Carter
Debbie Carter
Chief Executive Officer